Petersen & Fefer
Attorneys at Law

Telephone 4126 684-05 00	Château de Barberêche	Facsimile 4126 684-0505
Switzerland 1783 Barberêche
Houston Voicemail/Fax	E-mail	New York Voicemail/Fax
(281) 596-4545	jlp@ipo-law.com	(212) 401-4750

August 17, 2005

SUBMITTED AS CORRESPONDENCE ON THE EDGAR SYSTEM

H. Roger Schwall, Assistant Director
U.S. Securities and Exchange Commission
450 Fifth Street N.W.
Washington DC 20549

Re: Axion Power International, Inc.
Form SB-2 Registration Statement
Commission File No. 333-124317
Post-effective Amendment No. 2

On August 15, 2005, the Axion Power International, Inc. filed Post-effective Amendment No. 2 to its Form SB-2 Registration Statement. Based on a earlier telephone message that was been left on the undersigned’s voicemail by the staff reviewer on the filing, our cover letter requested acceleration of the effectiveness of its Form SB-2 Registration Statement to 9:00 a.m. on Wednesday, August 17, 2005, or as soon thereafter as practicable.

A copy of our original cover letter filed herewith for your reference.

The timing of the original request was consistent with the requirements of Rule 461. However, for reasons that are not entirely clear, the acceleration request set forth in our original cover letter was apparently overlooked and the order did not issue as requested. Therefore, we hereby reiterate our request for an order of effectiveness at the earliest practicable date.

In connection with this acceleration request, the undersigned confirm that all persons who are responsible for the accuracy and adequacy of the disclosure detailed in the filings are aware if their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement, including the responsibility to provide all information investors require for an informed decision. Axion Power International, Inc. further acknowledges that:

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Should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such action does not foreclose the Commission from taking any action with respect to the filing;

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The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

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The Registrant may not assert any action of the Commission or the staff as a defense in any proceeding instituted by the Commission or any person under the federal securities laws of the United States.

We hereby acknowledge our understanding that the Division of Enforcement has access to all information

Please do not hesitate to contact me directly by telephone or e-mail if I can be of further assistance. Our local time in Switzerland is Washington D.C., time, plus 6 hours and my office number is 011-4126-684-0500. If you prefer, you may also leave a voice mail message for me at either (212) 401-4750 or (281) 596-4545.

Very truly yours,
Petersen & Fefer
/s/
John L. Petersen
Attorney at Law

cc: Thomas Granville